UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, CA 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 20, 2013, Verenium Corporation (“Verenium”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Pastinaca Acquisition Inc., a wholly-owned subsidiary of BASF Corporation (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Verenium common stock for $4.00 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Verenium (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i) Electronic mail first sent to employees of Verenium on September 20, 2013.

(ii) Employee Frequently Asked Questions first used on September 20, 2013.

(iii) Third Party Talking Points first used on September 20, 2013.

Employee Email

Subject: Verenium Announcement

Good Morning All,

I am pleased to share with you some very important and exciting news concerning the future of Verenium. This morning, we announced that we have entered into a definitive agreement under which BASF will launch a tender offer to acquire Verenium for $4.00 per share. Both management and the Verenium board believe this is an attractive transaction, creating value for the many stakeholders of our Company, including Verenium employees.

BASF is a world leading chemical company which has identified industrial enzymes as an important new area of activity and growth. Combining our efforts will expand BASF’s position in industrial enzymes. This acquisition agreement is also a validation of our efforts, our technology and the incredible company and team we’ve built.

We will be hosting a mandatory All-Staff meeting today to discuss this announcement in further detail so please keep an eye out for an Outlook calendar invite with further logistics.

The announcement this morning is only the beginning of a process. Therefore, our mission and the work we all do every day do not change as a result of this announcement. We will be communicating with you regularly to keep you informed on what to expect as we move forward.

I hope you share my view that this transaction represents the best path forward in building upon the industry-leading technology platform you’ve all had a hand in creating. I want to thank you all for your continued efforts and contributions to Verenium during this exciting time.

Regards,

Jamie

James Levine

President & CEO

Additional Information

The tender offer pursuant to which the acquisition will be effected has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”). The tender offer to purchase shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pastinaca Acquisition, Inc., a wholly owned subsidiary of BASF Corporation, and the solicitation/recommendation statement will be filed with the SEC by Verenium. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or contacting the investor relations department of Verenium at corpcomm@verenium.com.

Note About Forward-Looking Statements

Statements in this announcement that relate to future results and events are forward-looking statements based on the Verenium’s current expectations regarding the tender offer and transactions contemplated by the acquisition agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Verenium may not satisfy one or more closing conditions; that the acquisition agreement may be terminated; the impact of the current economic environment; and other risks that are described in Verenium’s most recent Form 10-Q and Form 10-K. Verenium cautions investors not to place considerable reliance on the forward-looking statements contained in this report. These forward-looking statements speak only as of the date of this document and Verenium undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Verenium Corporation - FAQs

1.	What is happening?

•	Verenium Corporation has entered into an agreement under which BASF will commence a cash tender offer for all the outstanding shares of common stock of Verenium for $4.00 per share.

2.	Who is BASF?

•	BASF is the world’s leading chemicals company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. Their products and solutions contribute to conserving resources, ensuring nutrition and improving quality of life. In 2012, BASF had sales of €72.1 billion and 110,000 employees at the end of the year.

3.	Why is BASF seeking to acquire Verenium?

•	The acquisition combines Verenium’s enzyme-focused scientific and technological excellence with BASF’s global market access, application development and manufacturing capabilities. Together, the parties will have a strengthened footprint in the strategic enzyme growth market.

4.	Why did Verenium enter into the merger agreement now?

•	The company was not actively seeking to be sold, however we received an offer from BASF to buy the company.

•	The purchase price of $4.00 per share represents a premium of 56% over our six month volume-weighted average purchase price. After a careful consideration and analysis, the Board decided that completing this deal is the best way to create value for our shareholders.

5.	When will the transaction be complete?

•	We expect the transaction will close during the fourth quarter of 2013.

•	As is typical, the acquisition can only happen if certain conditions to closing are satisfied.

6.	What will happen to Verenium’s San Diego facility?

•	We expect that BASF plans to maintain Verenium’s operations at the San Diego facility.

7.	Do Verenium employees still work for Verenium Corporation or for BASF?

•	Until the transaction is complete there is no change to a Verenium employee’s status.

8.	What does this mean for salary, benefits, and job responsibilities?

•	After the transaction closes we don’t anticipate any immediate changes to salary, benefits or job responsibilities. BASF will provide more information, as appropriate, in the future.

9.	What happens to Verenium stock and/or stock options?

•	BASF is offering to purchase Verenium at a price of $4.00 per shares. Therefore, upon completion of the transaction you will be paid $4.00 per share for all shares of Verenium stock you own.

•	Upon completion of the transaction all employee outstanding unvested stock options will become fully vested on the 3rd business day following the closing of the acquisition provided that the employee has not voluntarily terminated service prior to such day.

•	Employees will then receive cash, through the company’s payroll system, for their outstanding and unexercised options equal to the $4.00 purchase price less the strike price of the options, less all applicable tax withholdings.

10.	What should I tell customers and/or partners? What should I do if I get questions from the media, investors or vendors?

•	Please refer any questions from third parties such as customers, partners, vendors, media and/or investors to our Corporate Communications department.

Additional Information

The tender offer pursuant to which the acquisition will be effected has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”). The tender offer to purchase shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pastinaca Acquisition, Inc., a wholly owned subsidiary of BASF Corporation, and the solicitation/recommendation statement will be filed with the SEC by Verenium. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or contacting the investor relations department of Verenium at corpcomm@verenium.com.

Note About Forward-Looking Statements

Statements in this document that relate to future results and events are forward-looking statements based on the Verenium’s current expectations regarding the tender offer and transactions contemplated by the acquisition agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Verenium may not satisfy one or more closing conditions; that the acquisition agreement may be terminated; the impact of the current economic environment; and other risks that are described in Verenium’s most recent Form 10-Q and Form 10-K. Verenium cautions investors not to place considerable reliance on the forward-looking statements contained in this report. These forward-looking statements speak only as of the date of this document and Verenium undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Third Party Talking Points

•	Verenium Corporation has entered into a definitive agreement under which BASF will commence a cash tender offer for all the outstanding shares of common stock of Verenium for $4.00 per share.

•	This agreement was unanimously approved by Verenium and BASF’s Board of Directors and we see this as a positive move for Verenium Corporation and its various constituents.

•	BASF’s definitive agreement and plan to acquire Verenium is also a strong validation of our technology and BASF is well-positioned to continue to grow and expand our industrial enzymes business.

•	We expect Verenium Corporation will remain headquartered in San Diego, California and we will continue to focus on the day-to-day operations of the business and maintain our valued relationship with all third party constituents.

•	The acquisition is subject to standard closing conditions.

•	The transaction is expected to close in the fourth quarter of 2013.

•	If you have any questions, please contact Verenium’s Corporate Communications Department at corp.comm@verenium.com or 858-431-0180.

Additional Information

The tender offer pursuant to which the acquisition will be effected has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”). The tender offer to purchase shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pastinaca Acquisition, Inc., a wholly owned subsidiary of BASF Corporation, and the solicitation/recommendation statement will be filed with the SEC by Verenium Corporation (“Verenium”). Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or contacting the investor relations department of Verenium at corp.comm@verenium.com.

Note About Forward-Looking Statements

Statements in this document that relate to future results and events are forward-looking statements based on the Verenium’s current expectations regarding the tender offer and transactions contemplated by the acquisition agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Verenium may not satisfy one or more closing conditions; that the acquisition agreement may be terminated; the impact of the current economic environment; and other risks that are described in Verenium’s most recent Form 10-Q and Form 10-K. Verenium cautions investors not to place considerable reliance on the forward-looking statements contained in this report. These forward-looking statements speak only as of the date of this document and Verenium undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.